EXHIBIT 99.1

Neptune Announces First Quarter Results

Appoints Pierre Fitzgibbon as Chairman of Board

LAVAL, Quebec, July 15, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announces its consolidated financial results for the first quarter ended May 31, 2014.

"It was a very successful start to our fiscal year, with Neptune announcing the opening of its Sherbrooke plant, the launch later this year of three new condition-specific formulations (NKO®BEAT, NKO®FLEX, and NKO®FOCUS), the successful resolution of all outstanding litigation issues before the International Trade Commission, the grant of two new composition patents and the election of a strong slate of Directors at its recent Annual and Special Meeting," highlighted Mr. André Godin, Interim President and Chief Executive Officer of Neptune. "Our subsidiary, Acasti, also recently announced the completion of two key clinical trials, marking another important milestone in our drug development program to secure regulatory approval to distribute and market CaPre®. We continue to lay the foundation for growth and we remain focused on strong leadership and performance."

Financial Results: First Quarter Ended May 31, 2014

Nutraceutical Business Results

  Nutraceutical revenues were $3,635,000 for the three-month period ended May 31, 2014, compared to $6,084,000 for the three-month period ended May 31, 2013
  Gross profit as a percent of revenue was 14% for the current quarter, versus 10% for the corresponding prior year quarter
  Adjusted EBITDA was negative ($3,766,000) for the current quarter, versus negative ($2,697,000) in the prior year
  Net loss was ($5,702,000) for the current quarter, compared to a net loss of ($3,379,000) in the prior year.

Consolidated Results

  Consolidated revenues totalled $3,691,000 for the three-month period ended May 31, 2014, down from $6,090,000 for the quarter ended May 31, 2013
  Adjusted EBITDA was negative ($5,772,000) for the current quarter, versus negative ($3,983,000) in the prior year
  Net loss was ($4,368,000) for the current quarter, versus a net loss of ($5,415,000) in the prior year.

Nutraceutical revenues for the quarter ending May 31, 2014 were derived entirely from Neptune's third party manufacturing and supply agreement with Rimfrost. In the corresponding prior year period, the Corporation supplied the market with commodity krill obtained through short-term temporary supply arrangements. In June 2014, Neptune announced that production at its Sherbrooke plant would commence gradually.

The gross profit margin as a percentage of revenues was 14% for the current quarter, up from 10% in the quarter ended May 31, 2013. The increase is primarily due to product cost reductions resulting from the manufacturing and supply agreement with Rimfrost.

The year over year decrease in adjusted EBITDA on both a nutraceutical and consolidated basis is largely due to higher general and administrative expenses, including salaries, training costs associated with the reopening of the Sherbrooke plant and a bad debt charge for one significant customer. As well, selling expenses grew due to enhanced marketing and advertising efforts in expectation of the resumption of krill oil production. The expense increase was partially offset by other income of $1.6 million, recorded in the current quarter, for royalty settlements as a result of negotiations with third parties to resolve infringement of Neptune's intellectual property. On a consolidated basis the current quarter also includes adjusted EBITDA of negative $2.0 million for Neptune's subsidiaries, Acasti and NeuroBioPharm, who are actively engaged in clinical studies and research and development. In the corresponding prior year quarter, Neptune's subsidiaries recorded negative $1.3 million of adjusted EBITDA.

The higher year over year net loss for the nutraceutical business was due to the factors highlighted for adjusted EBITDA. In addition, the current quarter was negatively impacted by an increase in foreign exchange losses, while the corresponding prior year quarter was positively impacted by the recognition of insurance recoveries relating to the plant incident. On a consolidated basis, the year over year quarterly net loss was lower due to a change in the fair value of Acasti's derivative warrant liability arising from its 2013 public offering. The warrants are derivative liabilities, for accounting purposes, due to the currency of the exercise price (US dollars) being different from Acasti's functional currency (Canadian dollars).

Sherbrooke Plant Ramp-up

In June 2014, Neptune announced the resumption of production at its Sherbrooke plant. Start-up of the facility has been completed and it is now entering a ramp-up period. The Corporation anticipates a ramp-up period over three months, with each phase lasting one month. During this time, annual production capacity will grow from approximately 50,000 kilograms of krill oil at the end of phase I, to 100,000 kilograms by the end of phase II and 150,000 kilograms at the end of phase III. Neptune is focused on reaching full operational capacity as quickly as possible.

A number of customers have indicated their intent to delay purchases, preferring to wait until Neptune's premium product, NKO®, is available. Revenues for the second quarter ending August 31, 2014 are expected to be similar to those seen over the past two quarters ended May 31, 2014.

Other Income from Royalty Settlements

To date Neptune has received royalty settlements totaling $7.1 million, including $1.6 million received during the quarter ended May 31, 2014. This represents all non-refundable settlement payments.

Going forward, Neptune is also eligible for additional payments through its royalty bearing license agreements. As previously announced, royalty levels for Aker and Enzymotec in the US, will be dependent on the outcome of the pending inter-partes review proceedings before the USPTO regarding certain claims of Neptune's '351 composition of matter patent. The hearings are expected to take place in the first quarter of calendar 2015. Neptune believes it is well positioned to prevail.

Insurance Coverage

Neptune has insurance in place covering, among other things, property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Since the plant incident in November 2012, Neptune has received insurance recoveries totalling $17.5 million. No insurance recoveries were received during the quarter ending May 31, 2014.

Pierre Fitzgibbon Appointed Chairman of the Board

At Neptune's Annual & Special Meeting, held on June 19, 2014, shareholders elected a strong slate of directors, who bring deep industry experience in health, nutrition, finance, sales and marketing and a solid track record of value creation in their respective areas. Following a vote at a Board meeting held on July 15, 2014, Pierre Fitzgibbon was appointed Chairman of the Board of Neptune, effective immediately.

Mr. Fitzgibbon formerly served as President and Chief Executive Officer of Atrium Innovations Inc., a leader in the development, manufacturing and marketing of added value products for the health and nutrition industry. Atrium was recently sold in a transaction valued at over $1.1 billion. Prior to joining Atrium, Mr. Fitzgibbon was Vice-Chairman of National Bank Financial and Senior Vice-President, Finance, Technology and Corporate Affairs at National Bank of Canada.

"I am pleased to serve as Chairman of Neptune at this important stage in the Corporation's history," said Mr. Fitzgibbon. "Neptune has a bright future despite the challenges it currently faces and I am looking forward to working with my fellow board members to support Neptune in its growth initiatives. On behalf of all Board members and management I would also like to thank outgoing chairman, Ronald Denis, for his leadership and guidance. Over the years he has made an important contribution to Neptune's success." Mr. Denis will remain a Director of Neptune and Acasti's Board and Chairman of NeuroBioPharm.

Note: Plant Incident

On November 8, 2012, an explosion destroyed the Corporation's sole production plant (the "incident") located in Sherbrooke, Quebec, Canada. While operations were being re-established, Neptune generated revenues from the sale of krill oil acquired by the Corporation through short term temporary arrangements and through a non-exclusive manufacturing and supply agreement secured with Rimfrost USA, LLC in October 2013. These arrangements, along with margin concessions, allowed Neptune to maintain a large portion of its pre-incident revenues. Neptune announced the resumption of production at its Sherbrooke plant in June 2014.

Conference Call Details

Neptune will be holding a conference call on Thursday July 17 at 9:00 AM (ET) to present its results for the first quarter ended May 31, 2014.

Date:	Thursday July 17, 2014

Time:	9:00 AM Eastern Time

Conference ID:	70858706

Call:	1‐877-380-5664 (within Canada & the U.S.)
1-631-813-4882 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at:
neptunebiotech.com/en-CA/events-and-presentations

An archived recording of the conference call will also be available on Neptune's website shortly after the call.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holds approximately 49% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 95% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contacts:
André Godin	John Ripplinger
Interim CEO and CFO	Investor Relations
+1.450.687.2262	+1.450.687.2262
a.godin@neptunebiotech.com	j.ripplinger@neptunebiotech.com
neptunebiotech.com	neptunebiotech.com